                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                           AUTOFINANCE GROUP, INC.
    ---------------------------------------------------------------------
                               (Name of Issuer)


                      Common Shares, no stated par value
    ---------------------------------------------------------------------
                        (Title of Class of Securities)


                                   052 774 106
                   ----------------------------------------
                                 (CUSIP Number)


              Thomas C. Stevens, 1100 National City Bank Building
                    Cleveland, Ohio  44114 (216) 566-5500
    ---------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                March 20, 1995
    ---------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



 CUSIP NO. 052 774 106                                                                                  PAGE   2    OF       PAGES
                                                                                                             -----     -----
 ===================================================================================================================================
 | 1   | NAME OF REPORTING PERSON                                                                                                  |
 |     | S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON                                                                             |
 |     |                                                                                                                           |
 |     | KEYCORP  34-6542451                                                                                                       |
 |-----|---------------------------------------------------------------------------------------------------------------------------|
 | 2   | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                   (a)[ ]|
 |     |                                                                                                                     (b)[ ]|
 |     |                                                                                                                           |
 |-----|---------------------------------------------------------------------------------------------------------------------------|
 | 3   | SEC USE ONLY                                                                                                              |
 |     |                                                                                                                           |
 |-----|---------------------------------------------------------------------------------------------------------------------------|
 | 4   | SOURCE OF FUNDS                                                                                                           |
 |     | BK, WC                                                                                                                    |
 |-----|---------------------------------------------------------------------------------------------------------------------------|
 | 5   | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                                [ ]|
 |     |                                                                                                                           |
 |-----|---------------------------------------------------------------------------------------------------------------------------|
 | 6   | CITIZENSHIP OR PLACE OF ORGANIZATION                                                                                      |
 |     | OHIO                                                                                                                      |
 |---------------------------------------------------------------------------------------------------------------------------------|
 |                         |  7  | SOLE VOTING POWER                                                                               |
 |                         |     | -0- 1                                                                                           |
 |         NUMBER OF       |-------------------------------------------------------------------------------------------------------|
 |          SHARES         |  8  | SHARED VOTING POWER                                                                             |
 |       BENEFICIALLY      |     | -0- 1                                                                                           |
 |         OWNED BY        |-------------------------------------------------------------------------------------------------------|
 |           EACH          |  9  | SOLE DISPOSITIVE POWER                                                                          |
 |         REPORTING       |     | -0- 1                                                                                           |
 |          PERSON         |-------------------------------------------------------------------------------------------------------|
 |           WITH          | 10  | SHARED DISPOSITIVE POWER                                                                        |
 |                         |     | -0- 1                                                                                           |
 |---------------------------------------------------------------------------------------------------------------------------------|
 |11   | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                                              |
 |     | -0- 1                                                                                                                     |
 |-----|---------------------------------------------------------------------------------------------------------------------------|
 |12   | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                 [X]|
 |     |                                                                                                                           |
 |-----|---------------------------------------------------------------------------------------------------------------------------|
 |13   | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                                        |
 |     | 0.0 1                                                                                                                     |
 |-----|---------------------------------------------------------------------------------------------------------------------------|
 |14   | TYPE OF REPORTING PERSON*                                                                                                 |
 |     | HC; CO                                                                                                                    |
 ======|============================================================================================================================
                                                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          1.  This Schedule 13D relates to the Common Stock, no
stated par value ("AFG Common Stock"), of AutoFinance Group, Inc. ("AFG") that may be purchased by KeyCorp ("KeyCorp") upon exercise of an option (the "AFG Option") granted by AFG to KeyCorp. The AFG Option is exercisable only upon the occurrence of certain Purchase Events (as described in Item 6 of this Schedule 13D), none of which has occurred as of the date of this Schedule 13D, and may be exercised only with regulatory approval (if, as a result of the exercise, KeyCorp would own more than 5% of the AFG Common Stock then outstanding). Unless and until the AFG Option becomes exercisable, KeyCorp disclaims beneficial ownership of these shares.


Item 1.  Security and Issuer.
-------  -------------------
                          The title of the class of equity securities to which
this Schedule 13D relates is the Common Stock, no stated par value ("AFG Common Stock"), of AutoFinance Group, Inc., a California corporation ("AFG"). The address of the principal executive offices of AFG is 601 Oakmont Lane, Westmont, Illinois 60559. AFG is an automotive finance company engaged primarily in the indirect financing (the purchase of contracts from dealers) of automotive purchases by individuals with non-prime credit.

Item 2.  Identity and Background.
-------  -----------------------
                          This Schedule 13D is filed on behalf of KeyCorp
("KeyCorp"). KeyCorp is an Ohio corporation with its principal executive offices at 127 Public Square, Cleveland, Ohio 44114. KeyCorp is registered as a bank holding company with the Federal Reserve Board under the Federal Bank Holding Company Act of 1956, as amended ("BHCA") and a savings and loan holding company as defined in the Federal Home Owner's Loan Act ("HOLA") and is principally engaged in the business of managing and controlling banks and activities closely related to banking.

                          Filed as Appendix I to this Schedule 13D is a list of
the executive officers and directors of KeyCorp, containing the following information with respect to each of them: (a) name, (b) business address, and
(c) present principal occupation or employment, and the name and, if different than such person's business address, the address of any corporation or other organization in which such employment is conducted. Each person listed in Appendix I is a United States citizen.

                          During the past five years, neither KeyCorp nor, to
the best of KeyCorp's knowledge, any person named in Appendix I (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------
                          This Schedule 13D relates to the AFG Common Stock
that may be purchased by KeyCorp upon exercise of an option (the "AFG Option") granted by AFG to KeyCorp pursuant to a Stock Option Agreement, dated as of March 20, 1995 (the "Option Agreement"), between AFG and KeyCorp. (Descriptions of the provisions of the Option Agreement appearing throughout this Schedule 13D are qualified in their entirety by reference to the Option Agreement, which is included as an Exhibit to this Schedule 13D and is incorporated herein by reference).

                          The number of shares of AFG Common Stock that may be
purchased upon exercise of the AFG Option is equal to 19.9% of the AFG Common Stock outstanding as of March 20, 1995 (without giving effect to any shares of AFG Common Stock subject to or issued pursuant to the AFG Option). This number is 3,718,194 shares, based on 18,684,392 shares of AFG Common Stock outstanding as of March 16, 1995, as represented by AFG to KeyCorp. The purchase price per share is equal to $16.50; provided, however, that in the event AFG, without the prior written consent of KeyCorp or in violation of the Merger Agreement (as defined below in Item 4), issues (other than pursuant to options or warrants outstanding as of March 20, 1995), or agrees to issue any shares of AFG Common Stock at a price less than $16.50 per share, such purchase price shall be equal to the lesser price. (The number of shares and the purchase price are subject to adjustment as described in Items 5 and 6). The aggregate purchase price for all of the shares of AFG Common Stock that may be purchased upon exercise of the AFG Option is approximately $61,350,201.

                          If and when the AFG Option is exercised, KeyCorp's
source of funds to pay the purchase price will be either working capital or funds borrowed from one or more banks in the ordinary course of business; the identity of any such bank or banks has not yet been determined.

Item 4.  Purpose of Transaction.
------   ----------------------
                          The AFG Option was granted concurrently with the
execution of an Agreement of Merger, dated as of March 20, 1995 (the "Merger Agreement"), among KeyCorp, KeyCorp Finance Inc., an Ohio corporation and a wholly-owned subsidiary of KeyCorp ("KeySub"), and AFG, providing for the merger (the "Merger") of AFG with and into KeySub, which will be the surviving corporation in the Merger (sometimes referred to herein as the "Surviving Corporation"). (Descriptions of the provisions of the Merger Agreement appearing throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement, which is included as an Exhibit to this
Schedule 13D and is incorporated herein by reference).

                          AFG granted the AFG Option in order to induce KeyCorp
to enter into the Merger Agreement. One effect of the AFG Option is to increase the likelihood that the Merger will be completed by making it more difficult and more expensive for another party to obtain control of or acquire AFG.

                          The Merger is intended to combine the assets and
operations of AFG and KeyCorp (subject to the Distribution as defined below in Section 4) and will be accounted for as a purchase.

                          Under the Merger Agreement, AFG and KeyCorp are
prohibited from intentionally taking any action that would disqualify the Merger as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), for federal income tax purposes. The Merger Agreement prohibits AFG from purchasing or redeeming any shares of AFG Common Stock. In the Merger Agreement, AFG has agreed to cause its affiliates (as that term is used in Rule 145 under the Securities Act of 1933, as amended) to enter into an agreement providing, among other things, that the shares of KeyCorp Common Stock acquired by the affiliate in the Merger may not be transferred for a minimum period of one year after the merger becomes effective (the "Effective Time").

                          In the Merger Agreement, AFG has agreed to distribute
(the "Distribution") to AFG's shareholders, immediately prior to the Merger becoming effective, 95.01% of the outstanding shares of common stock, par value $.10 per share ("Patlex Common Stock"), of Patlex Corporation, a Pennsylvania corporation and a wholly-owned subsidiary of AFG ("Patlex"), pursuant to a Distribution Agreement, dated as of March 20, 1995, among AFG, Patlex and KeyCorp (the "Patlex Spinoff Agreement"). The balance of the outstanding shares of Patlex Common Stock will be retained by AFG and not distributed in the Distribution so that, immediately following the Distribution and the payment of cash in lieu of fractional shares, the AFG shareholders will be the record and beneficial owners of 95.01% of the outstanding shares of Patlex Common Stock and the Surviving Corporation will be the record and beneficial owner of 4.99% of the outstanding shares of Patlex Common Stock. (Descriptions of the provisions of the Patlex Spinoff Agreement appearing throughout this Schedule 13D are qualified in their entirety by reference to the Patlex Spinoff Agreement, which is included as an Exhibit to this Schedule 13D and is incorporated herein by reference).

                          Pursuant to the terms of the Merger Agreement,
certain shareholders of AFG (the "Shareholders"), including two directors of AFG, holding as of March 16, 1995, an aggregate of 5,179,154 shares of AFG Common Stock (equal to 27.7% of the outstanding shares of AFG Common Stock as of March 16, 1995) each entered into a Voting Agreement and Irrevocable Proxy, dated as of March 20, 1995 (the "Voting Agreements"), with KeyCorp pursuant to which each Shareholder has agreed to vote, or cause to be voted the shares of AFG Common Stock that such Shareholder owns or has the power to vote (i) in favor of the adoption of the Merger Agreement and the approval of the Merger,
(ii) against the approval of any proposal relating to a competing merger or business combination involving an acquisition of all or a substantial portion of the AFG Common Stock, the assets of AFG, or the assets or stock of any subsidiary of AFG by any person or entity other than KeyCorp or an affiliate of KeyCorp, and (iii) against any other transaction which is inconsistent with the obligation of AFG to consummate the Merger in accordance with the Merger Agreement. (Descriptions of the provisions of the Voting Agreement appearing throughout this Schedule 13D are qualified in their entirety by reference to the Voting Agreements, which are included as an Exhibit to this Schedule 13D and is incorporated herein by reference. A list of the Shareholders executing a Voting Agreement is included as an Exhibit to this Schedule 13D and is incorporated herein by reference).

                          When the Merger becomes effective, the Amended
Articles of Incorporation of KeySub (in the form attached as Exhibit B to the Merger Agreement) will become the Articles of Incorporation of the Surviving Corporation, the regulations of KeySub will be the Regulations of the Surviving Corporation, and the directors of KeySub will be the directors of the Surviving Corporation.

                          The Merger Agreement does not permit AFG to declare
and pay any cash dividends on the AFG Common Stock or to enter into any Securitization Transaction (as defined below in this Item 4), except that the Merger Agreement permits AFG or an AFG subsidiary to sell or pledge outstanding loans of, or extensions of credit by, AFG or an AFG subsidiary (individually an "AFG Loan", and collectively the "AFG Loans") in one or more private placement transactions under the Securities Act of 1933, as amended (a "Securitization Transaction"), if, and only if, one or more bank affiliates of KeyCorp is unwilling, on or before April 30, 1995, to enter into definitive loan documentation with AFG.

                          Pursuant to the Merger, shares of AFG Common Stock
will be converted into the right to receive shares of KeyCorp Common Stock. As a result, after completion of the Merger, transactions in AFG Common Stock will no longer be reported on NASDAQ, and the AFG Common Stock will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

                          Except as set forth in Items 4, 5, and 6 of, and in
the Appendices and Exhibits to, this Schedule 13D, KeyCorp does not at this time have any plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of AFG, or the disposition of securities of AFG, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving AFG or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of AFG or any of its subsidiaries, (d) any change in the present Board of Directors or management of AFG, including any change in the number or terms of AFG's directors or the filling of any existing vacancies on AFG's Board of Directors,
(e) any material change in the present capitalization or dividend policy of AFG, (f) any other material change in AFG's business or corporate structure,
(g) changes in AFG's charter, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of AFG by any person,
(h) causing a class of securities of AFG to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(i) a class of equity securities of AFG becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------
                          The number of shares of AFG Common Stock that may be
purchased upon exercise of the AFG Option is equal to 19.9% of the shares of AFG Common Stock outstanding as of March 20, 1995 (without giving effect to any shares of Common Stock subject to or issued pursuant to the AFG Option). This number, which is subject to adjustment as described in Item 6, is 3,718,194 shares, based on 18,684,392 shares of AFG Common Stock outstanding as of March 16, 1995, as represented by AFG to KeyCorp. If additional shares of AFG Common Stock are issued or otherwise become outstanding after the date of the Option Agreement (other than pursuant to the Option Agreement), the number of shares of AFG Common Stock subject to the AFG Option will be increased so that, after such issuance, it equals 19.9% of the number of shares of AFG Common Stock then issued and outstanding (without giving effect to any shares of AFG Common Stock subject to or issued pursuant to the AFG Option). The AFG Option is exercisable only upon the occurrence of certain Purchase Events (as described in item 6), none of which has occurred, and may be exercised only with regulatory approval (if, as a result of the exercise, KeyCorp would own more than 5% of the AFG Common Stock then outstanding). Unless and until the AFG Option becomes exercisable, KeyCorp disclaims beneficial ownership of the AFG Common Stock that may be purchased upon exercise of the AFG Option.

                          KeyCorp knows of no other person having the right to
receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of AFG Common Stock that may be purchased upon exercise of the AFG Option.

                          To the best of KeyCorp's knowledge, Appendix II sets
forth, for each person listed in Appendix I, the number of shares of AFG Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition.

Item 6.   Contracts, Arrangements, Understandings, or Relationships with
------    --------------------------------------------------------------
          Respect to Securities of the Issuer.
          -----------------------------------
                          Set forth below are descriptions of certain
provisions of the Option Agreement, the Merger Agreement, the Patlex Spinoff Agreement and the Voting Agreements. The descriptions of the Option Agreement, the Merger Agreement, the Patlex Spinoff Agreement and the Voting Agreements are qualified in their entirety by reference to the Option Agreement, the Merger Agreement, the Patlex Spinoff Agreement and the Voting Agreements, which are included as Exhibits to this Schedule 13D and are incorporated herein by reference.

Option Agreement
----------------
                          The Option Agreement provides that KeyCorp may
exercise the AFG Option upon the occurrence of one or more of the following events after the date of the Option Agreement ("Purchase Events"):

                          (a) AFG or any of its subsidiaries, without the prior written consent of KeyCorp, authorizes, recommends, proposes, or publicly announces an intention to authorize, recommend, or propose, or enters into an agreement to effect, (i) a merger, consolidation, joint venture, or other business combination involving AFG or any of its subsidiaries with or into any person (other than a merger, consolidation, joint venture, or other business combination with or into KeyCorp or any of KeyCorp's subsidiaries, or a merger or consolidation of any of AFG's subsidiaries with or into AFG or any of its other subsidiaries), (ii) a sale, lease, or other disposition of assets or earning power of AFG or any of its subsidiaries, in one or more transactions, representing 50% or more of the consolidated assets or earning power of AFG and its subsidiaries to any person (other than KeyCorp or any of its subsidiaries), or (iii) an issuance, sale, or other disposition of securities representing 25% or more of the voting power of AFG or any of its subsidiaries to any person (other than KeyCorp or any of its subsidiaries) (any of the foregoing being an "Acquisition Transaction"); except that, (A) if KeyCorp gives its prior written consent to any such transaction, the transaction as to which KeyCorp gives such consent will not be an Acquisition Transaction and (B) the transaction contemplated by the Patlex Spinoff Agreement will not be a Purchase Event or an Acquisition Transaction;

                          (b) any person (other than KeyCorp or any of its subsidiaries) commences, or files a registration statement with respect to, a tender offer or exchange offer for shares of AFG Common Stock such that, upon consummation of the offer, that person would beneficially own 25% or more of the AFG Common Stock then outstanding;

                          (c) any person (other than KeyCorp or any of its subsidiaries) acquires beneficial ownership of 25% or more of the AFG Common Stock then outstanding, or any group (other than a group which includes KeyCorp or any of its subsidiaries), acquires beneficial ownership of 25% or more of the AFG Common Stock then outstanding;

                          (d) the shareholders of AFG do not approve the Merger Agreement, the AFG shareholders' meeting for the approval of the Merger Agreement is canceled (and not rescheduled) prior to termination of the Merger

         Agreement, or AFG's Board of Directors withdraws or modifies in a manner adverse to KeyCorp the recommendation of AFG's Board of Directors that AFG's shareholders approve the Merger and adopt the Merger Agreement, in each case after any person (other than KeyCorp or any of its subsidiaries) publicly announces a bona fide proposal, or publicly discloses a bona fide intention to make a bona fide proposal, to engage in a transaction which would be a Purchase Event under (a),
         (b), or (c) above (or AFG has publicly disclosed receipt of such a proposal).

                          Generally, the right to exercise the AFG Option
terminates upon the earliest of (a) the effectiveness of the Merger, (b) 12 months after the first occurrence of a Purchase Event, and (c) termination of the Merger Agreement in accordance with its terms before the occurrence of a Purchase Event.

                          In the event of any change in the AFG Common Stock by
reason of a stock dividend, split-up, recapitalization, combination, exchange of shares, or similar transaction, the number of shares subject to the AFG Option and the purchase price therefor will be adjusted accordingly.

                          During the 12-month period following the first
occurrence of a Repurchase Event (as defined below in this paragraph), KeyCorp will have the right to require AFG to repurchase the AFG Option and all shares of AFG Common Stock purchased upon exercise of the AFG Option that are beneficially owned by KeyCorp at the time the repurchase is requested. The aggregate price will be the sum of (a) the aggregate purchase price paid by KeyCorp for all shares of AFG Common Stock purchased upon exercise of the AFG Option that are beneficially owned by KeyCorp at the time the repurchase is requested, (b) the excess of the Applicable Price (as defined below in this paragraph) over the purchase price paid by KeyCorp for each share of AFG Common Stock purchased upon exercise of the AFG Option that is beneficially owned by KeyCorp at the time the repurchase is requested, multiplied by the number of such shares, and (c) the excess of the Applicable Price over the option price per share multiplied by the number of shares with respect to which the AFG Option has not been exercised. For this purpose, "Repurchase Event" shall mean
(x) the consummation of an "Acquisition Transaction," except that the percentage referred to in subparagraph (a)(iii) of the definition of Acquisition Transaction is replaced by 30%, and (y) a Purchase Event under subparagraph (c) except the percentage referred to therein is replaced with 30%. For this purpose, "Applicable Price" means the highest of (w) the highest price per share at which a tender offer or exchange offer has been made for AFG Common Stock after

March 20, 1995 and before the repurchase is requested, (x) the highest price per share to be paid by any person (other than KeyCorp or any of its subsidiaries) for shares of AFG Common Stock, or the highest consideration per share to be received by the holders of AFG Common Stock, pursuant to an agreement for a merger or other business combination with AFG that is entered into after March 20, 1995 and before the repurchase is requested, (y) the highest closing sales price per share of AFG Common Stock reported on NASDAQ during the 60 business days before the repurchase is requested, and (z) in the event of the sale of more than 50% of the assets or earning power of AFG and its subsidiaries to any person (other than KeyCorp or any of its subsidiaries), the sum of the price paid for the assets or earning power and the current value of AFG's remaining assets, divided by the number of shares of AFG Common Stock outstanding at the time of the sale.

                          During the six-month period beginning 12 months after
the first occurrence of a Repurchase Event, AFG will have the right to repurchase from KeyCorp all of the shares of AFG Common Stock purchased upon exercise of the AFG Option that are beneficially owned by KeyCorp at the time the repurchase is requested. The aggregate price will be the greater of (i) 110% of the average closing sales price per share of AFG Common Stock reported on NASDAQ for the 10 business days before the repurchase is requested and (ii) the sum of (x) the purchase price per share paid by KeyCorp for the shares and
(y) KeyCorp's pre-tax per share carrying cost for the shares, multiplied in either case by the number of shares being repurchased.

                          Upon request by KeyCorp within the three-year period
following the first exercise of the AFG Option (or later in the event of a delay in obtaining certain regulatory approvals), AFG will file up to two registration statements with the Securities and Exchange Commission to permit the sale or other disposition of the shares of AFG Common Stock purchased upon exercise of the AFG Option. AFG will also permit KeyCorp to include the shares in certain registration statements initiated by AFG.

                          Until the later of (a) 24 months following the first
exercise of the AFG Option and (b) termination of the AFG Option, AFG will have a right of first refusal with respect to the sale or other disposition by KeyCorp of shares of AFG Common Stock purchased upon exercise of the AFG Option. This right of first refusal will not, however, apply to (x) any disposition in which the proposed transferee will receive not more than 2% of the outstanding AFG Common Stock, (y) any registered public offering in which steps are taken to ensure than no purchaser will acquire more than 2% of the outstanding AFG Common Stock, and (z) any transfer to a wholly-owned subsidiary of KeyCorp that agrees to be bound by the terms of the Option Agreement.

                          KeyCorp may not exercise the AFG Option if, at the
time of exercise, it is in material breach of the Merger Agreement and has had written notice of the breach from AFG for at least 20 days.

                          Certain rights and obligations of AFG and KeyCorp
under the Option Agreement are subject to receipt of required regulatory approvals. Among others things, the approval of the Federal Reserve Board is required for the acquisition by KeyCorp of more than 5% of the outstanding shares of AFG Common Stock.

Merger Agreement
----------------
                          The Merger Agreement provides for the Merger of AFG
with and into KeySub, which will be the surviving corporation in the Merger. Upon completion of the Merger, each outstanding share of AFG Common Stock (other than AFG Common Stock held in AFG's treasury or owned by KeyCorp for its own account) will be converted into the right to receive that number of shares of KeyCorp Common Stock determined by dividing $16.50 by the average (rounded to the nearest whole cent) of the closing sale price of one share of KeyCorp Common Stock as reported on the consolidated tape of the New York Stock Exchange ("NYSE") for the ten consecutive trading days ending on and including the fifth trading day immediately preceding (but not including) the Closing Date (as defined in the Merger Agreement), but in no event less than .50 and no more than .60 shares of KeyCorp Common Stock (subject to adjustment pursuant to the terms of the Merger Agreement); outstanding shares of AFG Common Stock owned by KeyCorp for its own account will be canceled; and shares of AFG Common Stock held in AFG's treasury will be canceled.

                          Completion of the Merger is subject to certain
conditions, including (a) approval by the shareholders of AFG, (b) approvals by the Federal Reserve Board and other regulatory authorities and receipt of material consents, (c) the effectiveness under the Securities Act of 1933 of the Registration Statements for the shares of KeyCorp Common Stock to be issued in the Merger and the shares of Patlex Common Stock to be distributed in the Distribution, (d) receipt by KeyCorp of comfort letters from the independent certified public accountants of AFG with respect to certain financial information regarding AFG, (e) receipt by AFG and KeyCorp of opinions of their respective counsel that the Merger constitutes a tax-free reorganization for federal income tax purposes and that no gain or loss will be recognized by KeyCorp, on the one hand, or by AFG or AFG's shareholders on the other hand as a result of the Merger

(except in the case of AFG shareholders for cash received in lieu of fractional shares), (f) the absence of certain material adverse changes in the financial condition, results of operations, or business of AFG, (g) the Distribution shall have become effective in accordance with the Patlex Spinoff Agreement, and (h) other conditions to closing customary in a transaction of this type. None of the foregoing regulatory approvals have been obtained, and there is no assurance that they will be obtained or, if they are obtained, as to the time at which they will be obtained.

                          In the Merger Agreement, AFG and KeyCorp have made
representations and warranties to each other that are customary in a transaction of this type. These representations and warranties will not survive the completion of the Merger.

                          AFG and KeyCorp have agreed to promptly file all
reports and applications required to be filed with the Securities and Exchange Commission, the Federal Reserve Board, and other regulatory authorities in order to obtain the approvals required to carry out the Merger and the other transactions contemplated by the Merger Agreement.

                          KeyCorp will, as soon as practicable, prepare and
file with the Securities and Exchange Commission a Registration Statement with respect to the shares of KeyCorp Common Stock to be issued in the Merger; the Registration Statement will include a Proxy Statement/Prospectus to be mailed to the shareholders of AFG in connection with the Merger. AFG will take all action necessary to convene as promptly as practicable a special meeting of its shareholders for purposes of considering and taking action upon the Merger Agreement. AFG will submit the Proxy Statement/ Prospectus to its shareholders and will use its best efforts to obtain all votes and approvals of its shareholders necessary for the approval and adoption of the Merger Agreement. AFG will submit no other matter for approval at the special meeting of shareholders without KeyCorp's prior approval. Except to the extent legally required for the discharge by the Board of Directors of AFG of its fiduciary duties, the Board of Directors of AFG will recommend and use its best efforts to cause AFG's shareholders to vote in favor of the Merger.

                          From the time the Merger becomes effective, KeyCorp
will indemnify and advance reasonable costs and expenses and hold harmless each of the directors and officers of AFG or any of its subsidiaries, as of the Effective Time, to the full extent that AFG would have been required under California law or its Articles of Incorporation or By-laws in effect on March 20, 1995 to indemnify such person and, for a period of three years after the Merger becomes effective, use its reasonable efforts to cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by AFG (provided that KeyCorp may substitute policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous to such officers and directors).

                          AFG has agreed not (a) to solicit any proposals from
any person for the acquisition of a material amount of assets or any equity securities of, or any business combination with, AFG or any of its subsidiaries or (b) except as required in the exercise by AFG's Board of Directors of its fiduciary duties, to engage in any negotiations concerning, or to provide any information with respect to, such a transaction.

                          Reference is made to Items 4 and 5 for a description
of other provisions of the Merger Agreement.

Patlex Spinoff Agreement
------------------------
                          The Patlex Spinoff Agreement provides for the
distribution, immediately prior to the Merger becoming effective (the "Distribution Date"), of 95.01% of the outstanding shares of Patlex Common Stock on a proportionate basis to AFG's shareholders on the record date for the Distribution. The balance of the outstanding shares of Patlex Common Stock will be retained by AFG and not distributed in the Distribution so that, immediately following the Distribution and the payment of cash in lieu of fractional shares, the AFG shareholders will be the record and beneficial owners of 95.01% of the outstanding shares of Patlex Common Stock and the Surviving Corporation will be the record and beneficial owner of 4.99% of the outstanding shares of Patlex Common Stock. In the Patlex Spinoff Agreement, Patlex has warranted to KeyCorp and the Surviving Corporation that, if cash is paid in lieu of fractional shares in the Distribution, the cash issued for the fractional shares will not exceed 1% of the total value of Patlex.

                          Completion of the Distribution is subject to certain
conditions, including (a) approvals by regulatory authorities, (b) the effectiveness under the Securities Act of 1933 of the Spinoff Registration Statement for the shares of Patlex Common Stock to be distributed in the Distribution, (c) Patlex's Board of Directors being elected by AFG and the Patlex Certificate of Incorporation and By-laws being in effect, and (d) receipt by AFG of an opinion of counsel (at least as strong as the most stringent standard set forth in Treasury Regulation Section 1.6662-4(d)(2)) that the Distribution constitutes a distribution within the meaning of Section 355(a) of the Internal Revenue Code for federal income tax purposes and no gain or loss will be recognized by AFG and the AFG shareholders upon the distribution of the shares of Patlex Common Stock.

                          AFG and Patlex will, as soon as practicable, prepare
and file with the Securities and Exchange Commission a Spinoff Registration Statement with respect to the shares of Patlex Common Stock to be distributed in the Distribution. In addition, AFG and Patlex will prepare and file a Spinoff Statement, and will mail the Spinoff Statement to the shareholders of AFG at the time of mailing of the Proxy Statement/Prospectus relating to the Merger.

                          The Patlex Spinoff Agreement provides that Patlex
will, upon the request of KeyCorp or the Surviving Corporation, from the date beginning on the first anniversary of the Distribution Date and ending on the fifth anniversary of the Distribution Date, file one registration statement with the Securities and Exchange Commission if such registration is required in order for the Surviving Corporation to sell or otherwise dispose of the shares of Patlex Common Stock retained by AFG. KeyCorp and the Surviving Corporation have agreed to use their reasonable efforts to cause any sale or other disposition of the shares of Patlex Common Stock to be effected on a widely distributed basis so that no purchaser of the shares of Patlex Common Stock will acquire from the Surviving Corporation more than 2% of the Patlex Common Stock outstanding at the time of such sale or other disposition.

                          The Patlex Spinoff Agreement provides that (a) prior
to the Distribution Date, all intercompany receivables, payables, loans, cash overdrafts, and other accounts in existence prior to the Distribution Date between AFG and any subsidiary of AFG (other than Patlex or Patlex/Delaware, a Delaware corporation and a wholly-owned subsidiary of Patlex ("Patlex/Delaware")), will be settled in full by payment of the net balance,
(b) from the Distribution Date and continuing until Patlex and AFG determine it is no longer necessary, all cash collections and cash disbursements received by one party for the benefit of the other party will be remitted to the party entitled to the benefit of such cash collections and cash disbursements, (c) prior to the Distribution Date, AFG will not make any capital contributions to Patlex and will not purchase any shares of Patlex Common Stock, and (d) Patlex will not be required to pay any dividend or make any other distribution from the date of the Patlex Spinoff Agreement through the Distribution Date on any shares of Patlex Common Stock.

                          Patlex has agreed to indemnify KeyCorp, the Surviving
Corporation and AFG and any of its subsidiaries (other than Patlex and Patlex/Delaware) and their respective past and present officers and directors against certain liabilities of Patlex and Patlex/Delaware and to reimburse AFG and any subsidiary of AFG (other than Patlex or Patlex/Delaware) for reasonable expenses of defense.

                          KeyCorp and the Surviving Corporation have agreed to
indemnify Patlex and Patlex/Delaware and their respective past and present officers and directors against certain liabilities of AFG and any of the AFG subsidiaries (other than Patlex and Patlex/Delaware) and to reimburse Patlex and Patlex/Delaware for reasonable expenses of defense.

                          The Patlex Spinoff Agreement may be terminated and
the Distribution may be abandoned at any time prior to the Distribution Date only with the prior written consent of KeyCorp. The Patlex Spinoff Agreement will automatically terminate upon the termination of the Merger Agreement and no party to the Patlex Spinoff Agreement will have any liability to any other party, except that the termination will not relieve any party from liability for any breach under the Patlex Spinoff Agreement.

VOTING AGREEMENT

                          The Voting Agreements provides that each Shareholder
will vote, or cause to be voted the shares of AFG Common Stock that such Shareholder owns or has the power to vote (i) in favor of the adoption of the Merger Agreement and the approval of the Merger, (ii) against the approval of any proposal relating to a competing merger or business combination involving an acquisition of all or a substantial portion of the AFG Common Stock, the assets of AFG, or the assets or stock of any subsidiary of AFG by any person or entity other than KeyCorp or an affiliate of KeyCorp, and (iii) against any other transaction which is inconsistent with the obligation of AFG to consummate the Merger in accordance with the Merger Agreement. Pursuant to the Voting Agreements, each Shareholder has also appointed Frank Borman (a director of AFG), or in the event Frank Borman is no longer able to serve, A. E. Steinhaus (also a director and President and Chief Executive Officer of AFG) as the proxy of such Shareholder to vote such Shareholder's shares of AFG Common Stock in accordance with the terms of the Voting Agreements.

                          The Shareholders executing Voting Agreements consist
of certain shareholders of AFG, including two directors of AFG, holding as of March 16, 1995, an aggregate of 5,179,154 shares of AFG Common Stock (equal to 27.7% of the outstanding shares of AFG Common Stock as of March 16, 1995).

                          Each Shareholder executing a Voting Agreement has
also represented to KeyCorp that such Shareholder will not sell or otherwise dispose voluntarily of any the shares of AFG Common Stock owned by such Shareholder and will not take any voluntary action which would have the effect of removing such Shareholder's power to vote the shares of AFG Common Stock or would be inconsistent with the terms of the Voting Agreement.

                          Each Shareholder's obligations under the Voting
Agreement will terminate on a date which is the earlier of (i) the date on which the Merger Agreement is terminated in accordance with the terms thereof,
(ii) the day after AFG's shareholders approve the Merger by the requisite vote (but only with respect to shares of AFG Common Stock transferred as a gift to a charitable organization), and (iii) the date on which the Merger is consummated.

Item 7.  Materials to Be Filed as Exhibits.
------   ---------------------------------
                          The following are filed as Appendices or
Exhibits to this Schedule 13D:

         Appendix I.                       Information Relating to Executive
                                           Officers and Directors of KeyCorp

         Appendix II.                      Information Relating to Beneficial
                                           Ownership of AutoFinance Group, Inc.
                                           Common Stock by Executive Officers
                                           and Directors of KeyCorp

         Exhibit 1. Stock Option Agreement, dated as of March 20, 1995, between AutoFinance Group, Inc. and KeyCorp

         Exhibit 2. Agreement of Merger, dated as of March 20, 1995, among AutoFinance Group, Inc., KeyCorp, and KeyCorp Finance Inc.

         Exhibit 3. Patlex Spinoff Agreement, dated as of March 20, 1995, among AutoFinance Group, Inc., Patlex Corporation, and KeyCorp

         Exhibit 4. Voting Agreement and Irrevocable Proxy, dated as of March 20, 1995, among KeyCorp, Frank Borman, A. E. Steinhaus and each AFG Shareholder listed on Exhibit 5.

         Exhibit 5. List of AFG Shareholders executing Voting Agreements and Irrevocable Proxies


                                  Signature
                                  ---------
                          After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  March 30, 1995                             KeyCorp


                                                  By:  /s/  Steven N. Bulloch
                                                      ------------------------
                                                  Title:  Assistant Secretary

                                 EXHIBIT INDEX

                                                                           Sequential
                                                                             --------
Designation                  Title                                           Page No.
-----------                  -----                                           --------
Appendix I.                  Information Relating to Executive
                             Officers and Directors of KeyCorp

Appendix II.                 Information Relating to Beneficial
                             Ownership of AutoFinance Group,
                             Inc. Common Stock by Executive
                             Officers and Directors of KeyCorp

Exhibit 1.                   Stock Option Agreement, dated as
                             March 20, 1995, between AutoFinance
                             Group, Inc. and KeyCorp

Exhibit 2.                   Agreement of Merger, dated as of
                             March 20, 1995, among AutoFinance
                             Group, Inc., KeyCorp, and KeyCorp
                             Finance Inc.

Exhibit 3.                   Patlex Spinoff Agreement, dated
                             as of March 20, 1995, among
                             AutoFinance Group, Inc., Patlex
                             Corporation, and KeyCorp

Exhibit 4.                   Voting Agreement and Irrevocable
                             Proxy, dated as of March 20, 1995,
                             among KeyCorp, Frank Borman,
                             A. E. Steinhaus and each AFG
                             Shareholder listed on Exhibit 5.

Exhibit 5.                   List of AFG Shareholders executing Voting
                             Agreements and Irrevocable Proxies

                                                                      APPENDIX I

                            INFORMATION RELATING TO
                        EXECUTIVE OFFICERS AND DIRECTORS
                                   OF KEYCORP


                          The following is a list of the executive officers and
directors of KeyCorp ("KeyCorp") as of the date of this Schedule 13D. The business address for each of executive officers is KeyCorp, 127 Public Square, Cleveland, Ohio 44114.


Executive Officers:
------------------
Name                                               Office
----                                               ------
Victor J. Riley, Jr.                               Chairman and Chief Executive Officer

Robert W. Gillespie                                President and Chief Operating Officer

Gary R. Allen                                      Senior Executive Vice President and Chief Banking Officer

Henry L. Meyer III                                 Senior Executive Vice President and Chief Banking Officer

Roger Noall                                        Senior Executive Vice President and Chief Administrative Officer

James W. Wert                                      Senior Executive Vice President and Chief Financial Officer

Carter B. Chase                                    Executive Vice President, General Counsel and Secretary

Lee Irving                                         Executive Vice President, Treasurer and Chief Accounting Officer

Kevin M. Blakely                                   Executive Vice President

Michael A. Butler                                  Executive Vice President

Allen J. Gula, Jr.                                 Executive Vice President

Bruce E. Tofte                                     Executive Vice President




Martin J. Walker                                   Executive Vice President


Directors:
---------
Name and Occupation                                Business Address
-------------------                                ----------------

Victor J. Riley, Jr.                               127 Public Square
Chairman and Chief                                 Cleveland, Ohio  44114
Executive Officer
KeyCorp

Robert W. Gillespie                                127 Public Square
President and Chief                                Cleveland, Ohio  44114
Operating Officer
KeyCorp

H. Douglas Barclay                                 Financial Plaza
Partner                                            221 S. Warren Street
Hiscock & Barclay                                  Syracuse, New York  13221

William G. Bares                                   29400 Lakeland Boulevard
President and Chief                                Wickliffe, Ohio  44092
Operating Officer
The Lubrizol Corporation

Albert C. Bersticker                               1000 Lakeside Avenue
President and Chief                                Cleveland, Ohio  44114
Executive Officer
Ferro Corporation

Thomas A. Commes                                   101 Prospect Avenue, N.W.
President and Chief                                12th Floor - Midland Bldg.
Operating Officer                                  Cleveland, Ohio  44115
The Sherwin-Williams
Company

Kenneth M. Curtis                                  One Canal Plaza
President                                          P.O. Box 7320
Curtis, Thaxter, Stevens,                          Portland, Maine  14112
Broder & Micoleau, LLP, P.A.

John C. Dimmer                                     1019 Pacific Avenue
President                                          Suite 1408
Firs Management Corporation                        Tacoma, Washington  98402

Lucie Fjeldstad                                    26600 S. W. Parkway
President                                          P.O.Box 1000 M/S 63/808
Tektronix, Inc.                                    Wilsonville, Oregon  97070



Stephen R. Hardis                                  Eaton Center
Vice Chairman, Chief                               1111 Superior Avenue
Financial and                                      Cleveland, Ohio  44114
Administrative Officer
Eaton Corporation

Henry S. Hemmingway                                50 S. Main Street
President                                          Suite 2220
Town & Country Life                                Salt Lake City, Utah  84144
Insurance Company

Charles R. Hogan                                   2708 E. Main Street
Co-Chairman of the                                 P.O. Box 597
Board                                              Puyallup, Washington  98371
Puget Sound Marketing
Co., Inc.

Lawrence A. Leser                                  312 Walnut Street, 28th Floor
President and Chief                                Cincinnati, Ohio  45202
Executive Officer
The E.W. Scripps Company

Stephen A. Minter                                  1400 Hanna Building
Executive Director and                             Cleveland, Ohio  44115
President
The Cleveland Foundation

M. Thomas Moore                                    1100 Superior Avenue
Chairman, President and                            Cleveland, Ohio  44114
Chief Executive Officer
Cleveland-Cliffs Inc.

John C. Morley                                     6065 Parkland Boulevard
President and Chief                                Cleveland, Ohio  44124
Executive Officer
Reliance Electric Company

Richard W. Pogue                                   Erieview Tower, Suite 1300
Senior Advisor                                     1301 East 9th Street
Dix & Eaton                                        Cleveland, Ohio  44114

Robert A. Schumacher                               680 Weed Street
Consultant                                         New Canaan, Connecticut  06840
Retired President, Chief                           (address from May 30 - Nov 1)
Operating Officer; Current
Director and Executive                             11706 Turtle Beach Road
Management Consultant                              North Palm Beach, Florida
Georgia Pacific Corporation                        33408
                                                   (address from Nov 1 - May 29)



Ronald B. Stafford                                 1 Cumberland Avenue
Partner                                            P.O.Box 2947
Stafford, Trombley,                                Plattsburgh, New York  12901
Purcell, Lahtinen, Owens
& Curtin, P.C.

Dennis W. Sullivan                                 17325 Euclid Avenue
Executive Vice President                           Cleveland, Ohio  44112
and Chief Operating
Executive
Parker-Hannifin Corporation

Peter G. Ten Eyck, II                              219 Tygert Road
President                                          Voorheesville, New York  12186
Indian Ladder Farms

Nancy B. Veeder                                    Residence Inn
President                                          One Residence Inn Drive
Veeder Realty Inc.                                 Latham, New York  12110

                                                                     APPENDIX II

                            INFORMATION RELATING TO
                  BENEFICIAL OWNERSHIP OF AFG COMMON STOCK BY
                        EXECUTIVE OFFICERS AND DIRECTORS
                                   OF KEYCORP


                          To the best of KeyCorp's knowledge, for each person
listed in Appendix I, the number of shares of AFG Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition is as follows:

                          None